UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response. 12.00



15047001

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2015

Washington DC
404

SEC FILE NUMBER
8-68398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/14_____ AND ENDING _____12/31/14_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABN AMRO Securities (USA) LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 17th Floor
                                                (No. and Street)
New York _____ New York _____ 10017_____
          (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Moserowitz   917-284-6851
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    KPMG LLP

                            (Name – of individual, state last, first, middle name)
345 Park Avenue   New York   NY   10154
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained
                            in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

We, Alexander Lange and Robert Moserowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABN AMRO Securities (USA) LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Signature

President & Chief Executive Officer

Title

Signature

Director & Chief Financial Officer

Title

Notary Public

State of New Y..
02.MA5041384
Qua... ed in Nassau County
Co..... ....pril 3, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☒ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Notes to Financial Statements.
- ☒ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☒ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☒ (r) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ABN AMRO Securities (USA) LLC:

We have audited the accompanying statement of financial condition of ABN AMRO Securities (USA) LLC (the Company) (an indirect wholly owned subsidiary of ABN AMRO Bank N.V.), as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ABN AMRO Securities (USA) LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2015

ABN AMRO SECURITIES (USA) LLC

(An Indirect Wholly Owned Subsidiary of ABN AMRO Bank N.V.)

Statement of Financial Condition

December 31, 2014

(In thousands)

Assets

Cash	$	3,735
Cash segregated for federal and other regulation		410
Collateralized agreements:		
Securities borrowed		6,438,738
Securities purchased under agreements to resell, net		3,319,501
Securities received as collateral		1,146,379
Receivables from brokers-dealers and clearing organizations		418,367
Deferred tax asset		1,530
Receivables from related parties		5,789
Other assets		15,244
Total assets	$	11,349,693

Liabilities and Member's Equity

Collateralized Agreements:		
Securities sold under agreements to repurchase, net	$	6,910,554
Securities loaned		2,631,985
Obligation to return securities received as collateral		1,146,379
Payables to related parties		490,193
Payables to brokers-dealers and clearing organizations		9,546
Accrued and other liabilities		7,159
Total liabilities		11,195,816
Commitments, contingencies, and guarantees		
Subordinated borrowings		50,000
Member's equity		103,877
Total liabilities and stockholder's equity	$	11,349,693

See accompanying notes to statement of financial condition.

(1)   Organization and Description of Business

ABN AMRO Securities (USA) LLC (the Company) is a wholly owned subsidiary of ABN AMRO Holdings USA LLC (ABNH), which in turn is wholly owned by ABN AMRO Bank N.V. (AAB). The Company's primary business line is securities financing. The Company also participates in equity brokerage, security offerings and private placements for existing clients of the Company's affiliates.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and as an Introducing Broker with the U.S. Commodity Futures Trading Commission (CFTC) and is approved as a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC). The Company does not carry customer accounts and accordingly does not maintain any custodial oversight responsibilities for customer assets.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in U.S. dollars. The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements), and securities lending and borrowing transactions.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair value equal to or in excess of the principal amount loaned. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

Securities borrowed and loaned transactions are reported as collateralized financings. When the Company acts as a lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the securities received and a corresponding obligation to return them in securities received as collateral and obligation to return securities received as collateral, respectively, in the statement of financial condition.

Securities borrowed transactions require the Company to deposit cash or other collateral with lenders. In securities lending transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received by the Company, plus accrued interest, which approximates fair value.

The Company nets certain repurchase agreements and resale agreements with the same counterparty in the statement of financial condition when the requirements of FASB Accounting Standards Codification (ASC) 210-20, *Balance Sheet – Offsetting,* are met. The impact of netting at December 31, 2014, was $1,623,268.

At December 31, 2014, the Company had obtained securities as collateral that could be repledged, delivered, or otherwise transferred with a fair value of approximately $13,502,748. This collateral was received under resale agreements and securities borrowed transactions. Of these securities, approximately $12,748,423 was repledged, delivered, or otherwise transferred, as collateral under repurchase agreements, securities lending agreements, or to satisfy the Company's margin requirements with its clearing organizations.

Receivables from Brokers-Dealers and Clearing Organizations

The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2014, securities consisting of U.S. Treasuries with a fair value of $59,406 were on deposit with these clearing organizations.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes.* It recognizes the current and deferred tax consequences of all transactions in the statement of financial condition using the provisions of the currently enacted tax laws. The effects of tax rate changes on deferred tax liabilities or assets, as well as other changes in income tax laws, are recognized in earnings in the period in which such changes are enacted. Valuation allowances will be established when necessary to reduce deferred tax assets to the amounts that will likely be realized.

The Company accounts for uncertain tax provisions according to ASC 740, which prescribes the method of applying a "more-likely than-not" (MLTN) criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold will be initially and subsequently measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits will be adjusted when new information is available, or when an event occurs that requires a change. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date.

(3)   Receivables from and Payables to Brokers-Dealers and Clearing Organizations

Receivables from and payables to brokers-dealers and clearing organizations at December 31, 2014 consist of the following:

	Receivables	Payables
Clearing organizations	$ 418,367	9,546

Amounts receivable from and payable to clearing organizations represent end-of-day cash clearing balances, margin on deposits for unsettled financing transactions, and cash clearing deposits held with various clearing organizations.

(4)   Subordinated Borrowings

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has one subordinated note payable to ABNH of $50,000, maturing on May 29, 2016. The interest rate, which will reset periodically, is based on U.S. dollar three-month LIBOR, plus a spread.

(5)   Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its financing and general operations.

At December 31, 2014, the statement of financial condition included the following balances with affiliates:

Assets:
Securities borrowed	$	93,658
Securities purchased under agreements to resell		400,014
Securities received as collateral		1,144,535
Receivables from related parties		5,789
Receivables from brokers-dealers and clearing organizations		319,285
Other assets		3,172

Liabilities:

Securities sold under agreements to repurchase	$	4,321,984
Securities loaned		2,248,777
Payables to related parties		490,193
Obligation to return securities received as collateral		1,144,535
Payables to brokers-dealers and clearing organizations		790
Accrued and other liabilities		1,216
Subordinated borrowings		50,000

Material items contained in the above balances are discussed below:

(a) Financing Transactions

The Company enters into collateralized financing transactions with affiliates. At December 31, 2014, the financing transaction balances, inclusive of resale and repurchase agreements, securities borrowed, and loaned agreements, were with AAB and other affiliates.

The Company either charges or is charged interest or fees at contracted rates that are stipulated in the resale, repurchase, securities borrowed, or securities loaned agreements.

(b) Borrowing from Affiliates

At December 31, 2014, the Company has $50,000 in subordinated notes payable to ABNH, with accrued interest payable in the amount of $121 included in payables to related parties in the statement of financial condition.

At December 31, 2014, the Company has borrowed funds during normal course of securities financing business from AAB and an affiliate, ABN AMRO Funding USA LLC (ABNF), in the amounts of $127,000 and $358,000, respectively. Total interest payable on these borrowings as of December 31, 2014 amounts to $17. These amounts are included in payables to related parties in the statement of financial condition.These borrowings, whose carrying value approximates fair value, are generally short term in nature and bear interest based on the appropriate spreads to benchmark rates depending on the terms and currency of such borrowings.

(c) Support and Services

The Company and its affiliates share various resources for which they also share the associated costs. Costs are allocated to the Company, as well as costs the Company allocated to its affiliates, for support, services, rent, utilities, information technology, and amortization and depreciation of fixed assets and leasehold improvements. The related unpaid balances at December 31, 2014 were $5,789 and $5,054 and are included as receivables and payables to related parties in the statement of financial condition, respectively.

(6) Employee Benefit Plans

Substantially, all employees of the Company are covered by ABNH's defined contribution benefit plan. ABNH's contribution is determined under provisions of the plan. The Company is charged for ABNH's contribution through its allocated charges and is included in allocated charges, net in the statement of income.

(7) Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in ABNH's U.S. federal income tax return. The Company's U.S. federal, and certain state and local income taxes are provided on a separate-entity basis and are subject to the utilization of tax attributes in ABNH's consolidated income tax provision.

Deferred income taxes are provided for temporary differences in reporting certain items. Temporary differences that give rise to deferred tax assets are as follows:

Deferred Tax Assets		
Accrued expenses	$	1,016
Net operating loss carryforward		514
Total deferred tax assets	$	1,530

The net operating loss (NOL) carryforward will expire at the end of the calendar year 2031.

The Company believes that it is more likely than not that the DTA will be realized in the future years. Therefore, no valuation allowance against the associated DTA has been provided.

As of December 31, 2014, the Company has an outstanding receivable balance from ABNH of $2,911 related to taxes. This amount is included in other assets in the statement of financial condition.

The Company has no unrecognized tax benefits and related interest or penalties at December 31, 2014. Management does not believe that there is any tax position for which it is reasonably possible that such position will result in unrecognized tax benefits within the next 12 months. ABNH's returns for tax years 2011 to 2013 are subject to examination by the Internal Revenue Service ("IRS") and by the state and local tax authorities. During 2014, the IRS commenced an examination of the U.S. federal tax return of ABNH for tax year 2012. This examination is on-going, and there are no other on-going audits in other tax jurisdictions.

(8) Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, earn an interest spread. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of

securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following tables present information about the offsetting of these instruments and related collateral amounts.

		At December 31, 2014			
	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition (1)	Net amounts presented in the statement of financial condition	Collateral received or pledged including cash	Net amount
Assets:					
Securities purchased under agreements to resell	$ 4,942,769	(1,623,268)	3,319,501	(3,319,501)	-
Securities borrowed	6,438,738	-	6,438,738	(6,368,800)	69,938
Liabilities:					
Securities purchased under agreements to repurchase	$ 8,533,822	(1,623,268)	6,910,554	(6,783,015)	127,539
Securities loaned	2,631,985	-	2,631,985	(2,631,985)	-

(1) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

(9) Financial Instruments

(a) Financial Instruments with Off-Balance-Sheet Risk

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

The Company manages this risk by monitoring the market value of financial instruments pledged on a daily basis, by requiring adjustments of collateral levels in the event of excess market exposure and by maintaining a diverse number of counterparts.

From time to time, the Company enters into forward currency contracts with an affiliate. These instruments are considered Level 2 under the U.S. GAAP fair value hierarchy since the inputs used in determining fair value are observable in active markets. At December 31, 2014, there were no such open contracts.

(b) Concentrations of Credit Risk

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk on a daily basis through a variety of credit exposure control procedures. Credit risk is the

potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers-dealers, banks, and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is remote.

(10) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, plus excess margin collected on securities received on resale agreements, as defined.

At December 31, 2014, the Company's net capital of $139,222 was $138,972 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
ABN AMRO Securities (USA) LLC:

In planning and performing our audit of the financial statements of ABN AMRO Securities (USA) LLC (the Company) (an indirect wholly-owned subsidiary of ABN AMRO Bank N.V.), as of and for the year ended December 31, 2014, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer commodities positions and does not carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.



February 24, 2015